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[PMI Letterhead]

May 28, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	The PMI Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 1-13664

Dear Mr. Rosenberg:

This letter responds to the Staff’s letter to The PMI Group, Inc. (“PMI”) and its Chief Executive Officer, L. Stephen Smith, dated May 13, 2008. In its letter, the Staff provided PMI with comments on its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“2007 Form 10-K”). We respectfully address each of the Staff’s comments below. For your convenience, we have quoted your comment immediately prior to our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Portfolio by Operating Segment, page 117-118

1.	On page 118 you disclose the amount of your U.S. investment portfolio consisting of FGIC-insured non-refunded municipal bonds. You also disclose the investment rating distribution of your investment portfolio by operating segment. Please revise your disclosure to clarify whether and to what extent the investment grade ratings are dependent on guarantees issued by third parties including FGIC and if so, disclose the ratings without the guarantees. Also disclose your exposure to guarantor default including any significant concentration in a guarantor.

In PMI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and periodic filings thereafter as appropriate, PMI will include additional disclosure addressing the Staff’s comments with respect to investment grade ratings and any significant investment concentration in a financial guarantor. Below is a form of such additional disclosure, based upon information as of December 31, 2007:

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

May 28, 2008

Page Two of Seven

Our consolidated investment portfolio consists primarily of publicly traded municipal bonds, U.S. and foreign government bonds and corporate bonds. In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, our entire investment portfolio is designated as available-for-sale and reported at fair value with changes in fair value recorded in accumulated other comprehensive income.

The following table summarizes the rating distributions of our consolidated investment portfolio (including cash and cash equivalents, excluding common stocks) as of December 31, 2007.

	U.S. Mortgage Insurance Operations	International Operations	Financial Guaranty	Corporate and Other	Consolidated Total
AAA or equivalent	68.9%	59.7%	74.2%	57.5%	65.0%
AA	17.2%	24.3%	16.7%	23.0%	20.3%
A	11.3%	12.1%	8.1%	15.5%	11.6%
BBB	2.6%	3.5%	1.0%	4.0%	2.9%
Below investment grade	—	0.4%	—	—	0.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

As of December 31, 2007, approximately $629.3 million, or 15.7% of our consolidated investment portfolio (including cash and cash equivalents, excluding common stocks) was insured by monoline financial guarantors. The financial guarantors include MBIA, FGIC, FSA, AMBAC and others. The table below presents the fair value of securities and the percentage of our consolidated investment portfolio that are insured by these financial guarantors as of December 31, 2007.

	Fair Value	% of Consolidated Investments
MBIA	$227.4	5.7%
FGIC	134.5	3.4%
FSA	120.8	3.0%
AMBAC	98.4	2.4%
Other	48.2	1.2%

Total	$629.3	15.7%

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

May 28, 2008

Page Three of Seven

We do not rely on the financial guarantees as a principal source of repayment when evaluating securities for purchase. Rather, securities are evaluated primarily based on the underlying issuer’s credit quality. During 2008, several of the financial guarantors listed above were downgraded by one or more of the rating agencies. A downgrade of a financial guarantor may have an adverse effect on the fair value of investments insured by the downgraded financial guarantor. If we determine that declines in the fair values of our investments are other-than-temporary, we record a realized loss. The table below illustrates, as of December 31, 2007, the underlying rating distributions of our consolidated investment portfolio (including cash and cash equivalents, excluding common stocks), excluding the benefit of the financial guarantees provided by these financial guarantors. Underlying ratings, excluding the benefit of financial guarantors, are based upon the higher underlying rating assigned by S&P or Moody’s when an underlying rating exists from either rating agency or, when an external rating is not available, the underlying rating is included in the not rated category.

	U.S. Mortgage Insurance Operations	International Operations	Financial Guaranty	Corporate and Other	Consolidated Total
AAA or equivalent	45.6%	57.4%	21.4%	54.7%	49.5%
AA	25.6%	24.2%	51.8%	24.9%	26.3%
A	24.0%	13.0%	25.8%	16.4%	19.4%
BBB	4.1%	4.8%	1.0%	4.0%	4.3%
Below investment grade	—	0.6%	—	—	0.2%
Not rated	0.7%	—	—	—	0.3%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

May 28, 2008

Page Four of Seven

Critical Accounting Estimates

Premium Deficiency Analysis, page 133

2.	You disclose that you perform each quarter a premium deficiency analyses on a “single book basis” for each of your operating segments. You also disclose that you determined that there was no premium deficiency in your U.S. Mortgage Insurance Operations segment at December 31, 2007 yet you disclose the $35.8 million impairment of deferred policy acquisition costs at that date on pages 146 and 160. Please explain to us how your premium deficiency analyses relate to your deferred policy acquisition costs impairment analysis and how each conforms to GAAP. In your response, please explain to us why it is appropriate to view all policies within an operating segment on a combined basis when it appears based on your disclosures in MD&A beginning on page 93 that you stratify your policies by channel (either flow channel or structured channel), whether they are pooled or not and by loan type (above-97 LTVs, Alt-A loans, less than Alt-A loans, ARMs, interest only, etc.).

While Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises (“SFAS No. 60”) excludes mortgage insurance companies from the provisions related to premium revenues, claim cost recognition and acquisition costs, we believe PMI is subject to the provisions of paragraph 32 of SFAS No. 60 related to “Premium Deficiency”. Paragraph 32 states that:

[i]nsurance contracts shall be grouped consistent with the enterprise’s manner of acquiring, servicing, and measuring the profitability of its insurance contracts to determine if a premium deficiency exists.

As we primarily acquire, service and measure profitability on an over-all portfolio basis, we perform our premium deficiency analysis based on a “single book” concept within each of our operating segments. Particularly with respect to our U.S. Mortgage Insurance Operations, our largest operating segment, the “single book” concept is supported by the following factors:

•	Predominately all mortgage insurance policies in the U.S. are originated through one insurance company: PMI Mortgage Insurance Co. (“MIC”).

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

May 28, 2008

Page Five of Seven

•	MIC is a monoline property and casualty insurer and is only permitted to write insurance policies on first loss single family residential mortgage guaranty risk.

•	The policy terms within MIC’s mortgage insurance policies do not generally vary as a result of the underlying loan characteristics.

•	Policies in the flow and structured channels are serviced in a similar manner.

•	Subsequent to origination, risks inherent in the portfolio as well as profitability are measured and managed on an overall portfolio basis.

•	We continue to write business in both our flow and structured channels.

•

Multiple portfolio attributes or risks, such as Interest Only, ARMs, Low/High LTV, etc., can be common to individual loans, which is why we manage our business on a single book basis. We recently expanded disclosures in our publicly filed documents related to certain portfolio attributes that we believe help the readers of our financial statements better understand shifts in our portfolio and trends impacting our business and loss development. These disclosures, however, are supplemental to how we service our portfolio and measure profitability.

In summary, while we do maintain data on certain characteristics of our policies in force (channel type, single-coverage or pool, and loan type), we service, manage and measure the profitability of our in force business on an overall portfolio basis within our operating segments. As a result, to be consistent with how we manage our business, we evaluate our in force insurance on a “single book” basis for each operating segment to assess the need for a premium deficiency reserve. Consistent with the above, we performed our overall premium deficiency analysis for all book years combined and determined that a premium deficiency reserve was not required.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

May 28, 2008

Page Six of Seven

We also perform a recoverability test of our deferred policy acquisition cost (“DAC”) asset in the initial underwriting book year. From a recoverability perspective, we consider the guidance provided in the AICPA Audit and Accounting Guide for Life and Health insurance entities.1 In this application, it is our policy, which is consistent with FASB Concepts Statement No. 5,2 to review the initial DAC in the year of issuance to ensure that the DAC balance is recoverable from expected future profits of the associated policy book year. If the current book year is not expected to be profitable, the DAC asset would be considered impaired to the extent not recoverable. Because the DAC associated with our U.S. Mortgage Insurance Operations’ 2007 book year was not expected to be recoverable from the profits associated with the 2007 policies, we determined it would not be appropriate to capitalize deferred acquisition costs for the 2007 book year and we expensed the 2007 DAC associated with our U.S. Mortgage Insurance Operations of $33.6 million (the $35.8 million includes $2.2 million of DAC impairment related to PMI Europe) as part of underwriting expenses for the quarter ended December 31, 2007. However, because our overall premium deficiency reserve analysis indicated that no overall deficiency existed within our U.S. Mortgage Insurance Operations, no further DAC was impaired and no further reserves established within that segment.

*        *        *

PMI acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[1]

AICPA Audit and Accounting Guide, Life and Health Insurance Entities, with conforming changes as of May 1, 2006 (the “Guide”). Section 10.41 Recoverability Testing of the Guide states that “[r]ecoverability tests are generally defined as profitability tests of a group of insurance contracts issued in a given year. Recoverability tests are performed only in the year of issue; thereafter, the year’s issues may be merged with all other similar in-force contracts.”

[2]

FASB Concepts Statement No. 5, “[a]n expense or loss is recognized if it becomes evident that previously recognized future economic benefits of an asset have been reduced or eliminated, or that a liability has been incurred or increased, without associated economic benefits.”

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

May 28, 2008

Page Seven of Seven

Thank you for your attention to this letter and for providing PMI with an opportunity to address the Staff’s comments. Should you have any questions, please feel free to contact our Senior Vice President, Corporate Controller, and Chief Accounting Officer Thomas Jeter at (925) 658-6877 or tom.jeter@pmigroup.com or me at (925) 658-6530 or don.lofe@pmigroup.com.

Sincerely,

/s/ Donald P. Lofe, Jr.
Donald P. Lofe, Jr.
Executive Vice President and Chief Financial Officer
The PMI Group, Inc.